		Exhibit 99.2
	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		March 31, 2024
		(in € m.)
	Debt (1) :
	Long-term debt	107,661
	Trust preferred securities	288
	Long-term debt at fair value through profit or loss	13,929
	Total debt	121,878

	Shareholders' equity:
	Common shares (no par value)	5,106
	Additional paid-in capital	39,479
	Retained earnings	24,043
	Common shares in treasury, at cost	(259)
	Equity classified as obligation to purchase common shares	0
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(958)
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(119)
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss , net of tax	(4)
	Foreign currency translation, net of tax	(605)
	Unrealized net gains from equity method investments	(10)
	Total shareholders' equity	66,674
	Equity component of financial instruments	8,573
	Noncontrolling interest	1,814
	Total equity	77,061
	Total capitalization	198,939
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[1]	€ 36,046 million (30%) of our debt was secured as of March 31, 2024.

Due to rounding, numbers may not add up precisely to the totals provided.